UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. announced today that Dr. Rui Avelar, Senior VP of Medical Affairs and Communications, will be presenting at the 24th Annual Adams, Harkness & Hill Summer Seminar on Thursday, August 5, 2004 at 8:00 am EST (5:00 am PST).

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  July 29, 2004

      By: /s/ David Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Thursday, July 29, 2004

ANGIOTECH PHARMACEUTICALS TO PARTICIPATE IN

ADAMS, HARKNESS & HILL SUMMER SEMINAR

Vancouver, July 29, 2004– Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), is scheduled to participate in the 24th Annual Adams, Harkness & Hill Summer Seminar.

Rui Avelar, Senior Vice President, Medical Affairs and Communications of Angiotech, will be making a 25-minute presentation at the conference on Thursday, August 5th, 2004 at 8:00 am EST (5:00 am PST).

A live webcast of Dr. Avelar’s remarks will be available to all interested parties at Angiotech’s website at www.angiotech.com in the Investor Relations section. To ensure a timely connection to the webcast, it is recommended that users register at least 15 minutes before the webcast begins.

This webcast is being hosted by Adams, Harkness & Hill. The replay will be archived and available until Thursday, August 12th, 2004 in the Investor Relations section of Angiotech’s website at www.angiotech.com.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics.  To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

# # #

For more information contact:

Rui Avelar (Analysts)

(604) 221-7676 ext 6996

Todd Young (Analysts and Investors)

(604) 221-7676 ext 6933

Eric Starkman, Starkman & Associates (Media)

(212) 252-8545 ext 12